04018239

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
FEB 27 2004
503

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8177

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ________ (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Citigroup Global Markets Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP
(Name — *if individual, state last, first, middle name*)

(Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of ______________________, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

February 27, 2004

State of New York)
) ss:
County of New York)

We, the undersigned officers and directors of Citigroup Global Markets Inc., do hereby affirm that, to the best of our knowledge and belief, the attached consolidated financial statements as of December 31, 2003 and supplementary schedules are true and correct, and that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

> Accounts of officers, directors and employees are included in receivable from and payable to customers, since they are subject to the same terms and regulations and, in the aggregate, are not significant.

In addition, as allied members of the New York Stock Exchange, Inc., we do hereby certify that the attached consolidated financial statements as of December 31, 2003 and supplementary schedules will promptly be made available to those Citigroup Global Markets Inc. members and allied members whose signatures do not appear below.

Robert Druskin
Chairman and Chief Executive Officer

Frank J. Bisignano
Senior Executive Vice President and
Chief Administrative Officer

Cliff Verron
Chief Financial Officer

MARILYN E. LIPTON
Notary Public, State of New York
No. 31-4961582
Qualified in New York County
Commission Expires Feb. 5, 2006

Subscribed and sworn to before me
this 27 day of February 2004.

CITIGROUP GLOBAL MARKETS INC.
AND SUBSIDIARIES

(An indirect wholly-owned subsidiary of Citigroup Global Markets Holdings Inc.)

Consolidated Statement of Financial Condition

As of December 31, 2003

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Stockholder of
Citigroup Global Markets Inc. and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of Citigroup Global Markets Inc. (formerly Salomon Smith Barney Inc.) and Subsidiaries (an indirect wholly-owned subsidiary of Citigroup Global Markets Holdings Inc.) as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Citigroup Global Markets Inc. and Subsidiaries at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 20, 2004

CITIGROUP GLOBAL MARKETS INC. AND SUBSIDIARIES
Consolidated Statement of Financial Condition
December 31, 2003
(Dollars in millions, except share data)

Assets:

Cash and cash equivalents		$ 739
Cash and securities segregated and on deposit for Federal and other regulations or deposited with clearing organizations		1,914
Collateralized short-term financing agreements:		
Securities purchased under agreements to resell	$64,019	
Deposits paid for securities borrowed	43,025	
		107,044
Financial instruments owned and contractual commitments: (Approximately $29 billion were pledged to various parties at December 31, 2003)		
U.S. government and government agency securities	50,620	
Corporate debt securities	16,080	
Equity securities	8,867	
State and municipal securities	7,103	
Money market instruments	5,337	
Contractual commitments	2,646	
Mortgage loans and collateralized mortgage securities	2,153	
Non-U.S. government and government agency securities	696	
Other financial instruments	132	
		93,634
Receivables:		
Customers	16,071	
Brokers, dealers and clearing organizations	6,930	
Other	1,709	
		24,710
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $824		705
Goodwill		351
Intangibles		24
Other assets		2,083
Total assets		$231,204

The accompanying notes are an integral part
of this consolidated statement of financial condition.

CITIGROUP GLOBAL MARKETS INC. AND SUBSIDIARIES
Consolidated Statement of Financial Condition
December 31, 2003
(Dollars in millions, except share data)

Liabilities and Stockholder's Equity:

Short-term borrowings:		
Affiliates	$ 16,279	
Other	2,099	
		$ 18,378
Collateralized short-term financing agreements:		
Securities sold under agreements to repurchase	107,097	
Deposits received for securities loaned	16,754	
		123,851
Financial instruments sold, not yet purchased, and contractual commitments:		
U.S. government and government agency securities	15,470	
Corporate debt securities	4,112	
Contractual commitments	3,164	
Equity securities	1,575	
Non-U.S. government and government agency securities	336	
Other financial instruments	99	
		24,756
Payables and accrued liabilities:		
Customers	24,040	
Brokers, dealers and clearing organizations	15,219	
Affiliates	424	
Other	10,356	
		50,039
Notes payable to CGMHI		696
Subordinated indebtedness to CGMHI		6,245
Total liabilities		223,965
Stockholder's equity:		
Common stock ($10,000 par value, 1,000 shares authorized, issued and outstanding)	10	
Additional paid-in capital	4,532	
Retained earnings	2,693	
Accumulated changes in equity from nonowner sources	4	
Total stockholder's equity		7,239
Total liabilities and stockholder's equity		$231,204

The accompanying notes are an integral part
of this consolidated statement of financial condition.

1. Summary of Significant Accounting Policies

Basis of presentation

Citigroup Global Markets Inc. (formerly Salomon Smith Barney Inc.) and its Subsidiaries (the "Company") is an indirect wholly-owned subsidiary of Citigroup Global Markets Holdings Inc. ("CGMHI") (formerly Salomon Smith Barney Holdings Inc.), which is a wholly-owned subsidiary of Citigroup Inc. ("Citigroup"). The Company is engaged in the securities industry in the United States and has operations in various foreign countries whose currencies are freely convertible into U.S. dollars. Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates. All material intercompany balances and transactions have been eliminated.

The Company's consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management's best judgement and estimates. Estimates, including the fair value of financial instruments and contractual commitments, the outcome of litigation, realization of deferred tax assets and other matters that affect the reported amounts and disclosures of contingencies in the consolidated statement of financial condition, may vary from actual results.

The Company provides investment banking, asset management, brokerage, securities trading, advisory and other financial services to corporations, governments and individuals, and engages in proprietary trading activities for its own account.

Cash and cash equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

Cash and securities segregated and on deposit for Federal and other regulations or deposited with clearing organizations

Cash and securities segregated and on deposit for Federal and other regulations or deposited with clearing organizations include cash and securities segregated in compliance with Federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts. Also included are funds segregated and held in separate accounts in accordance with Section 4d(2) and Regulation 30.7 of the Commodity Exchange Act.

Collateralized short-term financing agreements

Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are collateralized principally by government and government agency securities and generally have terms ranging from overnight to up to one year and are carried at their contractual amounts, including accrued interest as specified in the respective agreements.

It is the Company's policy to take possession of the underlying collateral, monitor its market value relative to the amounts due under the agreements, and, when necessary, require prompt transfer of additional collateral or reduction in the loan balance in order to maintain contractual margin protection. In the event of counterparty

(Dollars in millions)

default, the financing agreement provides the Company with the right to liquidate the collateral held. Reverse repurchase and repurchase agreements are reported net by counterparty, when applicable, pursuant to the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 41, "*Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements* " ("FIN 41"). Excluding the impact of FIN 41, reverse repurchase agreements totaled $131.8 billion at December 31, 2003.

Deposits paid for securities borrowed ("securities borrowed") and deposits received for securities loaned ("securities loaned") are recorded at the amount of cash advanced or received and are collateralized principally by U.S. government and government agency securities, corporate debt and equity securities. The Company monitors the market value of securities borrowed and securities loaned daily, and additional collateral is obtained as necessary.

Financial instruments and contractual commitments

Financial instruments and contractual commitments (also referred to as "derivatives" or "derivative instruments"), are recorded at either market value or, when market prices are not readily available, fair value, which is determined under an alternative approach, such as matrix or model pricing. It is the Company's policy that all models used to produce valuations for the consolidated statement of financial condition be validated by qualified personnel independent from those who created the models. The determination of market or fair value considers various factors, including: closing exchange or over-the-counter ("OTC") market price quotations; time value and volatility factors underlying options, warrants and contractual commitments; price activity for equivalent or synthetic instruments in markets located in different time zones; counterparty credit quality; and the potential impact on market prices or fair values of liquidating the Company's positions in an orderly manner over a reasonable period of time under current market conditions. Financial instruments and contractual commitments include related accrued interest or dividends.

The majority of the Company's financial instruments and contractual commitments are recorded on a trade date basis. Recording the remaining instruments on a trade date basis would not materially affect the consolidated statement of financial condition. Customer securities transactions are recorded on a settlement date basis.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2003 and were subsequently settled, had no material effect on the consolidated statement of financial condition.

Derivative instruments

The Company's derivative instruments are primarily held or issued for trading purposes and include forward contracts, financial futures, options, warrants, and interest rate swap agreements. Contractual commitments in a gain position, as well as the value of options owned, are reported as assets in "Contractual commitments". Similarly, contractual commitments in a loss position, as well as options written, are reported as liabilities in "Contractual commitments". In accordance with FASB Interpretation No. 39, "*Offsetting of Amounts Relating to Certain Contracts,*" ("FIN 39") the Company utilizes master netting agreements to net these assets and liabilities by counterparty when appropriate.

Margin on futures contracts is included in "Receivables - Brokers, dealers and clearing organizations" and "Payables and accrued liabilities - Brokers, dealers and clearing organizations."

Receivables and Payables and Accrued Liabilities – Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or similar transactions are not reflected on the consolidated statement of financial condition.

Receivables and Payables and Accrued Liabilities – Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), margin deposits, commissions and net receivables arising from unsettled trades. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"), and net payables arising from unsettled trades.

Property, equipment and leasehold improvements

Property, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded substantially on a straight-line basis over the lesser of the estimated useful lives of the related assets or noncancelable lease terms, as appropriate. Certain internal use software costs are capitalized and amortized on a straight-line basis over the lesser of the estimated useful lives of the related assets or three years.

Goodwill and intangible assets

The Company accounts for goodwill and intangible assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *"Goodwill and Other Intangible Assets"* ("SFAS 142"). In accordance with SFAS 142 goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests. The Company performed the required impairment tests of goodwill and indefinite-lived intangible assets during 2003 and no impairment was recognized. Certain other intangible assets continue to be amortized over their estimated useful lives.

Securitizations

The Company securitizes various types of assets including commercial and residential mortgages, high yield bonds, agency and corporate securities, and municipal bonds. In connection with these activities, the Company utilizes special purpose entities principally for (but not limited to) the securitizations of these financial assets. The Company derecognizes financial assets transferred in securitizations provided the Company has relinquished control over such assets. The Company may retain an interest in the financial assets it securitizes ("retained interests") which may include assets in the form of residual interest in the special purpose entities established to facilitate the securitization. Any retained interests are included in "Financial instruments owned and contractual commitments" within the consolidated statement of financial condition. Retained interests are recorded at fair value.

For each securitization entity with which the Company is involved, the Company makes a determination of whether the entity should be considered a subsidiary of the Company and be included in the consolidated statement of financial condition or whether the entity is sufficiently independent that it does not need to be consolidated. If the securitization entity's activities are sufficiently restricted to meet certain accounting requirements to be a qualifying special purpose entity, the securitization entity is not consolidated by the

(Dollars in millions)

Company as seller of the transferred assets. If the securitization entity is determined to be a variable interest entity ("VIE"), the Company consolidates the VIE if it is the primary beneficiary. For all other securitizations in which the Company participates, a consolidation decision is made by evaluating several factors, including how much of the entity's ownership is in the hands of third party investors, who controls the securitization entity, and who reaps the rewards and bears the risks of the entity. Only securitization entities controlled by the Company are consolidated (see Note 11 to the consolidated statement of financial condition for further discussion on securitizations).

Stock-Based Compensation

Prior to January 1, 2003, the Company applied Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees,"* ("APB 25") and the related interpretations in accounting for its stock-based compensation plans. Under APB 25 there is generally no charge to earnings for employee stock option awards because the options granted under these plans have an exercise price equal to the market value of the underlying common stock on the grant date. Alternatively, SFAS No. 123, *"Accounting for Stock-Based Compensation"* ("SFAS 123"), allows companies to recognize compensation expense over the related service period based on the grant date fair value of the stock award. On January 1, 2003, the Company adopted SFAS 123.

Income taxes

Under income tax allocation agreements with CGMHI and Citigroup, the Company's U.S. federal, state and local income taxes are provided on a separate entity basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax provision. Under the tax sharing agreement with CGMHI, the Company settles its current and deferred tax provisions with CGMHI throughout the year except for certain tax liabilities expected to be payable as a separate taxpayer.

Accounting changes

Costs Associated with Exit or Disposal Activities

On January 1, 2003, the Company adopted SFAS No. 146, "*Accounting for Costs Associated with Exit or Disposal Activities*" ("SFAS 146"). SFAS 146 requires that a liability for costs associated with exit or disposal activities, other than in a business combination, be recognized when the liability is incurred. Previous generally accepted accounting principles provided for the recognition of such costs at the date of management's commitment to an exit plan. In addition, SFAS 146 requires that the liability be measured at fair value and be adjusted for changes in estimated cash flows.

The provisions of the new standard are effective for exit or disposal activities initiated after December 31, 2002. The impact of adopting SFAS 146 was not material.

Guarantees and Indemnifications

In November 2002, FASB issued FASB Interpretation No. 45, "*Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*" ("FIN 45"), which requires that, for guarantees within the scope of FIN 45 issued or amended after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee be recognized. On January 1, 2003, the Company adopted the recognition and measurement provisions of FIN 45. The impact of adopting FIN 45 was not material. FIN 45 also requires additional disclosures in financial statements for periods ending after

(Dollars in millions)

December 15, 2002. Accordingly, these disclosures are included in Note 7 to the consolidated statement of financial condition.

Consolidation of Variable Interest Entities

In January 2003, the FASB released FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" ("FIN 46"). FIN 46 changes the method of determining whether certain entities, including securitization entities, should be included in the Company's consolidated statement of financial condition. An entity is subject to FIN 46 and is called a VIE if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. All other entities are evaluated for consolidation under SFAS No. 94, "*Consolidation of All Majority-Owned Subsidiaries.*" A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both.

For any VIEs that must be consolidated under FIN 46 that were created before February 1, 2003, the assets, liabilities, and noncontrolling interests of the VIE are initially measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46 first applies may be used to measure the assets, liabilities, and noncontrolling interests of the VIE. The implementation of FIN 46 on July 1, 2003 did not impact the Company's consolidated statement of financial condition.

In December 2003, FASB released a revision of FIN 46 ("FIN 46-R") which includes substantial changes from the original. The calculation of expected losses and expected residual returns have both been altered to reduce the bias against decision makers and guarantors. In addition, FIN 46-R changes the definition of a variable interest. This interpretation permits adoption of either the original or the revised versions of FIN 46 until the first quarter of 2004, at which time FIN 46-R must be adopted. The Company's consolidated statement of financial condition as of December 31, 2003, is in accordance with the original FIN 46.

The Company is evaluating the impact of applying FIN 46-R to existing VIEs in which it has variable interests and has not yet completed this analysis. The Company is revising its calculations of expected losses and expected residual returns to reflect the new guidance in FIN 46-R to determine whether any changes to our consolidation decisions under FIN 46 will be needed. Depending on the results of these calculations, the Company may also consider restructuring alternatives that would enable certain VIEs to continue to meet the criteria for non-consolidation. At this time, it is anticipated that the effect on the Company's consolidated statement of financial condition will not be material. If consolidation is required for additional VIEs, the future viability of these businesses will be assessed. As the Company continues to evaluate the impact of applying FIN 46-R, additional entities may be identified that would need to be consolidated by the Company. See Note 11 to the consolidated statement of financial condition.

Derivative Instruments and Hedging Activities

On July 1, 2003, the Company adopted SFAS No. 149, "*Amendment of Statement 133 on Derivative Instruments and Hedging Activities*" ("SFAS 149"). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities.*" In particular, SFAS 149

(Dollars in millions)

clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and did not have a material impact on the Company's consolidated statement of financial condition.

Accounting for Stock-Based Compensation

On January 1, 2003, the Company adopted the fair value recognition provisions of SFAS 123, prospectively for all awards granted, modified, or settled after December 31, 2002. The prospective method is one of the adoption methods provided for under SFAS No. 148, "*Accounting for Stock-Based Compensation-Transition and Disclosure*," issued in December 2002. SFAS 123 requires that compensation cost for all stock awards be calculated and recognized over the service period (generally equal to the vesting period). This compensation cost is determined using option pricing models intended to estimate the fair value of the awards at the grant date.

The Company, through its ultimate parent, Citigroup, has made changes to various stock-based compensation plan provisions for future awards. For example, the vesting period and the term of stock options granted in 2003 have been shortened to three and six years, respectively. In addition, the sale of underlying shares acquired through the exercise of options granted after December 31, 2002 will be restricted for a two-year period. The Company, through Citigroup, continues its existing stock ownership commitment for senior executives which requires executives to retain at least 75% of the shares they own and acquire from the Company over the term of their employment. Original option grants in 2003 and thereafter will not have a reload feature; however, previously granted options will retain that feature.

2. Notes Payable to CGMHI and Subordinated Indebtedness

At December 31, 2003, notes payable consisted of a $57 non-recourse mortgage note agreement with CGMHI, currently bearing interest at 1.7% and maturing on September 30, 2014, and a $38 non-recourse mortgage note agreement with CGMHI, currently bearing interest at 1.7% and maturing on December 31, 2009, relating to certain office buildings in New York City which the Company occupies. Also included in notes payable are non-recourse note agreements with CGMHI totaling $601 related to the financing of certain assets, bearing interest at various rates and maturing on various dates.

At December 31, 2003, subordinated indebtedness of $6,245 consisted of a subordinated revolving credit agreement with CGMHI. This agreement bears interest at a rate agreed upon by both parties (currently 1.94%). During 2003 the maturity date of this agreement was extended from August 31, 2004 to August 31, 2009. The maturity of the note may be accelerated if the Company breaches certain restrictive provisions of the loan agreement, which require, among other things, that the Company maintain minimum levels of net capital (see Note 4 to the consolidated statement of financial condition). The Company was in compliance with these requirements at December 31, 2003.

All subordinated indebtedness qualified for inclusion in net capital at December 31, 2003. In accordance with Securities and Exchange Commission ("SEC") regulations, subordinated indebtedness may not be repaid if net capital is less than 5% of aggregate debit items, as defined, or if other net capital rule requirements are not met.

Notes payable and subordinated indebtedness at December 31, 2003 mature as follows: 2004 - $375; 2005 - $129; 2006 - $123; 2007 - $9; 2008 - $9; and $6,296 for the years thereafter. The carrying values of the notes payable and subordinated debt approximate their fair values as the underlying interest rates are variable.

(Dollars in millions)

3. Lease Commitments

The Company has noncancelable leases covering office space and equipment expiring on various dates through 2016. Various leases contain provisions for lease renewals and escalation of rent based on increases in certain costs incurred by the lessors. At December 31, 2003, minimum future rentals on noncancelable operating leases, net of subleases, are as follows: 2004 - $149; 2005 - $140; 2006 - $127; 2007 - $108; 2008 - $85; and $143 for the years thereafter.

The Company, together with certain of its affiliates, leases, with an option to purchase, two buildings in New York City, which are owned by an affiliate, with a remaining lease term of fifty-seven months.

4. Capital Requirements

The Company, a U.S. registered broker-dealer and futures commission merchant, is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 and capital requirements of the Commodities Futures Trading Commission ("CFTC") Regulation 1.17. Under the alternative method permitted by Rule 15c3-1, the minimum required net capital, as defined, shall not be less than 2% of aggregate debit items arising from customer transactions. Regulation 1.17 requires that minimum net capital should not be less than 4% of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. At December 31, 2003, the Company had regulatory net capital of $4,415, which was $3,955 in excess of the SEC's minimum requirement of $460. Additionally, the Company's regulatory net capital of $4,415 exceeded the CFTC minimum requirement of $247 by $4,168.

The Company is also subject to the customer protection requirements of SEC Rule 15c3-3. For the December 31, 2003, customer reserve computation, securities with a market value of $9,391 have been segregated in a special reserve account for the exclusive benefit of customers.

As a clearing broker the Company has agreed to compute a reserve requirement for the proprietary accounts of introducing brokers (the "PAIB Reserve Formula"). The Company had a reserve requirement of $4 under the PAIB Reserve Formula, as defined by SEC Rule 15c3-3, as of December 31, 2003.

5. Employee Benefit Plans

Retirement plans

The Company participates in a noncontributory defined benefit pension plan with Citigroup that covers certain employees. The Company also has a defined contribution employee savings plan covering certain eligible employees.

Health care and life insurance plans

The Company, through Citigroup, provides certain health care and life insurance benefits for its active employees, qualifying retired U.S. employees and certain non-U.S. employees who reach the retirement criteria specified by the various plans.

(Dollars in millions)

Employee incentive plans

Prior to January 1, 2003, the Company applied APB 25 and the related interpretations in accounting for its stock-based compensation plans. Under APB 25, there is generally no charge to earnings for employee stock option awards because the options granted under these plans have an exercise price equal to the market value of the underlying common stock on the grant date. Alternatively, SFAS 123 allows companies to recognize compensation expense over the related service period based on the grant-date fair value of the stock award. Refer to Note 1 of the consolidated statement of financial condition for a further description of these accounting standards.

The Company has various restricted stock plans through Citigroup, including the Capital Accumulation Plan, under which stock of Citigroup is issued in the form of restricted stock to participating officers and employees. The restricted stock generally vests after a two or three-year period. Except under limited circumstances during the vesting period, the stock cannot be sold or transferred by the participant, who is required to render service during the period. Certain participants may elect to receive part of their awards in restricted stock and part in stock options. Unearned compensation associated with the restricted stock grants is included in "Other assets" in the consolidated statement of financial condition and represents the market value of Citigroup common stock at the date of grant and is amortized ratably over the vesting period.

6. Income Taxes

Under income tax allocation agreements with CGMHI and Citigroup, the Company's U.S. federal, state and local income taxes are provided on a separate entity basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax provision. Under the tax sharing agreement with CGMHI, the Company settles its current and deferred tax provisions with CGMHI throughout the year except for certain tax liabilities expected to be payable as a separate taxpayer.

7. Pledged Assets, Commitments, Contingencies and Guarantees

At December 31, 2003, the approximate market values of collateral received that can be sold or repledged by the Company, excluding the impact of FIN 41, were:

Sources of collateral	
Securities purchased under agreements to resell	$134,659
Securities received in securities borrowed vs. cash transactions	41,565
Securities received in securities borrowed vs. pledged transactions	49,964
Collateral received in margined broker loans	21,806
Collateral received in securities loaned vs. pledged transactions	5,711
Total	$253,705

(Dollars in millions)

At December 31, 2003, almost all collateral received was sold or repledged. The approximate market values of the portion of the above collateral, as well as financial instruments owned by the Company that were sold and repledged, excluding the impact of FIN 41, were:

Uses of collateral and trading securities	
Securities sold under agreements to repurchase	$177,189
Collateral pledged out in securities borrowed vs. pledged transactions	50,996
Securities loaned out in securities loaned vs. cash transactions	16,636
Financial instruments sold, not yet purchased	21,592
Collateral pledged to clearing organizations or segregated under securities laws and regulations	15,615
Securities loaned out in securities loaned vs. pledged transactions	5,924
Other	720
Total	$288,672

Obligations Under Guarantees

The Company provides a variety of guarantees to customers to enhance their credit standing and enable them to complete a wide variety of business transactions. The Company believes such guarantees are related to an asset, liability, or equity security of the guaranteed parties.

In the normal course of business, the Company provides standard representations and warranties to counterparties in contracts in connection with numerous transactions and also provides indemnifications that protect the counterparties to contracts in the event that additional taxes are owed due either to a change in the tax law or an adverse interpretation of the tax law. Counterparties to these transactions provide the Company with comparable indemnifications. While such representations, warranties and tax indemnifications are essential components of many contractual relationships, they do not represent the underlying business purpose for the transactions. The indemnification clauses are often standard contractual terms related to the Company's own performance under the terms of a contract and are entered into in the normal course of business based on an assessment that the risk of loss is remote. Often these clauses are intended to ensure that terms of a contract are met at inception. No compensation is received for these standard representations and warranties and it is not possible to determine their fair value because they rarely, if ever, result in payment. In many cases, there are no stated or notional amounts included in the indemnification clauses and the contingencies potentially triggering the obligation to indemnify have not occurred and are not expected to occur. There are no amounts reflected on the accompanying consolidated statement of financial condition as of December 31, 2003 related to these indemnifications.

Derivative instruments which include guarantees are written put options, caps and floors. At December 31, 2003, the carrying amount of the liabilities related to these derivatives were $44. The maximum potential loss represents the amounts that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts bear no relationship to the anticipated losses on these guarantees and greatly exceed anticipated losses. At December 31, 2003, the maximum potential loss related to derivative guarantees amounted to $44.

At December 31, 2003, the carrying amounts of the liabilities and the maximum potential losses related to non-

(Dollars in millions)

derivative third party guarantees was $48. Securities and other marketable assets held as collateral to reimburse losses under these guarantees amounted to $48.

Other Contingencies

At December 31, 2003, the Company had $871 of outstanding letters of credit from banks to satisfy various collateral and margin requirements.

At December 31, 2003, the Company had $979 of unused loan commitments which were primarily short term agreements to provide secured financings to various counterparties. These commitments were more than 100% collateralized by securities issued by G-7 governments or other highly rated securities.

The Company is a defendant in numerous lawsuits and other legal proceedings arising out of the transactions and activities that were the subjects of (i) the April 2003 settlement of research and IPO spinning-related inquiries conducted by the Securities and Exchange Commission, the National Association of Securities Dealers, the New York Stock Exchange and the New York Attorney General, (ii) the July 2003 settlement of the Enron-related inquiries conducted by the Securities and Exchange Commission, the Federal Reserve Bank of New York, the Office of the Comptroller of the Currency, and the Manhattan District Attorney, (iii) underwritings for, and research coverage of, WorldCom, and (iv) the allocation of, and aftermarket trading in, securities sold in initial public offerings. The Company's reserve toward the costs of resolving the lawsuits and other legal proceedings in connection with these matters was $900 at December 31, 2003.

It is not possible to predict the ultimate outcome of these lawsuits and other legal proceedings, or the timing of their resolution. Management reviews the status of these matters on an ongoing basis and will exercise its judgment in resolving them in such manner as it believes to be in the best interests of the Company. The Company will defend itself vigorously in these cases and believes that it has substantial defenses to the claims asserted. However, given the uncertainties of the timing and outcome of this type of litigation, the large number of cases, the multiple defendants in many of them, the very large aggregate damages sought by the plaintiffs, the novel issues presented, the length of time before these cases will be resolved by settlement or through litigation, and the current difficult litigation environment, it is not presently possible to determine the Company's ultimate exposure for these matters and there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserve accrued by the Company. In the opinion of the Company's management, the ultimate resolution of these lawsuits and other proceedings, while not likely to have a material adverse effect on the consolidated financial condition of the Company, may be material to the Company's operating results for any particular period.

8. Financial Instruments Owned, Contractual Commitments and Related Risks

The Company enters into a variety of contractual commitments, such as futures contracts, forward purchase and sale agreements, option contracts, warrants, forward contracts and interest rate swap agreements. These transactions generally require future settlement, and are either executed on an exchange or traded as OTC instruments. Contractual commitments have widely varying terms, and durations that range from a few days to a number of years depending on the instrument.

Futures contracts are exchange-traded contractual commitments to either receive (purchase) or deliver (sell) a standard amount or value of a financial instrument at a specified future date and price (or, with respect to futures contracts on indices, the net cash amount). Maintaining a futures contract will typically require the Company to deposit with the futures exchange (or other financial intermediary), as security for its obligations,

an amount of cash or other specified asset ("initial margin") that typically ranges from 1% to 10% of the face amount of the contract (but may be higher in some circumstances). Additional cash or assets ("variation margin") may be required to be deposited daily as the mark-to-market value of the futures contract fluctuates. Futures contracts may be settled by physical delivery of the underlying asset or cash settlement (for index futures) on the settlement date, or by entering into an offsetting futures contract with the futures exchange prior to the settlement date. Forward contracts are OTC contractual commitments to purchase or sell a specified amount of foreign currency or financial instruments at a future date at a predetermined price. The contractual amount for forward settling securities transactions represents the amount of cash that will be paid or received by the counterparties when the transaction settles. Upon settlement, the security is reflected on the consolidated statement of financial condition as either financial instruments owned and contractual commitments or financial instruments sold, not yet purchased, and contractual commitments.

Option contracts are contractual agreements that give the purchaser the right, but not the obligation, to purchase or sell a currency or financial instrument at a predetermined price. In return for this right, the purchaser pays a premium to the seller (or writer) of the option. Option contracts also exist for various indices and are similar to options on a security or other instruments except that, rather than settling by physical delivery of the underlying instrument, they are settled in cash. Options on futures contracts give the purchaser the right, in return for the premium paid, to assume a position in a futures contract. The Company is obligated to post margin for options on futures. Warrants have characteristics similar to those of options whereby the buyer has the right, but not the obligation, to purchase a certain instrument at a specific future date and price. The seller (or writer) of the option and warrant is subject to the risk of an unfavorable change in the underlying financial instrument or currency. The purchaser is subject to market risk to the extent of the premium paid and credit risk.

Option contracts may be either exchange-traded or OTC. Exchange-traded options issued by certain regulated intermediaries, such as the Options Clearing Corporation, are the obligations of the issuing intermediary. In contrast to such options, which generally have standardized terms and performance mechanics, all of the terms of an OTC option, including the method of settlement, term, exercise price, premium, guarantees and security, are determined by negotiation of the parties, and there is no intermediary between the parties to assume the risks of performance.

Interest rate swaps are OTC instruments where two counterparties agree to exchange periodic interest payment streams calculated on a predetermined notional principal amount. The most common interest rate swaps generally involve one party paying a fixed interest rate and the other party paying a variable rate.

The Company sells various financial instruments that have not been purchased ("short sales"). In order to sell them short, the Company borrows these securities, or receives the securities as collateral in conjunction with short-term financing agreements, and, at a later date, must deliver (i.e., replace) like or substantially the same financial instruments to the parties from which they were originally borrowed. The Company is exposed to market risk for short sales. If the market value of an instrument sold short increases, the Company's obligation, reflected as a liability, would increase.

As discussed in Note 1 to the consolidated statement of financial condition, the Company records all derivatives at market or fair value. Contractual commitments and short sales may expose the Company to both market risk and credit risk in excess of the amount recorded on the consolidated statement of financial condition. These off-balance-sheet risks are discussed in more detail in the paragraphs that follow.

(Dollars in millions)

Market Risk

Market risk is the potential loss or decrease in economic value the Company may incur as a result of changes in the market or fair value of a particular financial instrument or contractual commitment. All financial instruments and contractual commitments, including short sales, are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition and diversification of positions held, the absolute and relative levels of interest rates and foreign currency exchange rates, as well as market volatility and illiquidity. For instruments such as options and warrants, the time period during which the options or warrants may be exercised and the relationship between the current market price of the underlying instrument and the option's or warrant's contractual strike or exercise price also affect the level of market risk. The most significant factor influencing the overall level of market risk to which the Company is exposed is its use of hedging techniques to mitigate such risk. The Company manages market risk by setting risk limits and monitoring the effectiveness of its hedging policies and strategies.

The following table includes the disclosure of the notional or contractual amounts of the Company's derivative financial instruments. The determination of notional or contractual amounts does not consider any of the market risk factors discussed above. Notional or contractual amounts are indicative only of the volume of activity and are not a measure of market risk. Market risk is influenced by the nature of the items that comprise a particular category of financial instrument. Market risk is also influenced by the relationship among the various off-balance-sheet categories as well as the relationship between off-balance-sheet items and items recorded in the Company's consolidated statement of financial condition. For all of these reasons, the interpretation of notional or contractual amounts as a measure of market risk could be materially misleading.

A summary of contractual commitments as of December 31, 2003 is as follows:

	Notional or Contractual Amounts	*Current Market or Fair Value*	
		Assets	*Liabilities*
Exchange-traded products:			
Futures contracts *	$ 115,970	$ -	$ -
Equity, fixed-income and currency option contracts	38,858	364	678
Total exchange-traded products	154,828	364	678
OTC forward currency contracts **	57,313	398	372
Other contractual commitments:			
Interest rate swap agreements	11,447	94	7
Options and warrants on equities and equity indices	4,410	758	191
Options and forward contracts on fixed-income securities	431,202	1,032	1,916
Total contractual commitments	$ 659,200	$ 2,646	$3,164

* *Margin on futures contracts is included in receivables/payables to brokers, dealers and clearing organizations on the consolidated statement of financial condition.*

** *Includes contractual amounts of forward foreign currency contracts of $35,902 which were entered into with affiliates.*

(Dollars in millions)

The annual average fair values of the Company's contractual commitments as of December 31, 2003, based on month-end balances, are as follows:

	Average Assets	Average Liabilities
Option and warrants on equities and equity indices	$ 538	$ 766
Foreign exchange contracts and options	304	298
Swaps, options and forward contracts on fixed-income securities	309	464
Total contractual commitments	$1,151	$1,528

Credit Risk

The Company regularly transacts business with retail customers, and transacts with, or owns securities issued by, a broad range of corporations, governments, international organizations, central banks and other financial institutions. Credit risk is measured by the loss the Company would record if its counterparties failed to perform pursuant to the terms of their contractual obligations and the value of collateral held, if any, was not adequate to cover such losses. The Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses bilateral security agreements and master netting agreements whenever possible to mitigate the Company's exposure to counterparty credit risk. In accordance with FIN 39 the Company utilizes master netting agreements to net certain assets and liabilities by counterparty. The Company also nets across product lines and against cash collateral, provided such provisions are established in the master netting and cash collateral agreements. The Company may require counterparties to submit additional collateral when deemed necessary.

The Company enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions. The Company controls access to the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. government and its agencies that may be liquidated in the event of counterparty default.

In addition, margin levels are monitored daily and additional collateral must be deposited as required. If customers cannot meet collateral requirements, the Company will liquidate sufficient underlying financial instruments to bring the account in compliance with the required margin level.

Concentrations of Credit Risk

Concentrations of credit risk from financial instruments, including contractual commitments, exist when groups of issuers or counterparties have similar business characteristics or are engaged in like activities that would cause their ability to meet their contractual commitments to be adversely affected, in a similar manner, by changes in the economy or other market conditions. The Company monitors credit risk on both an individual and group counterparty basis. The Company's largest single concentration of credit risk is in securities issued by the U.S. government and its agencies, including U.S. government and U.S. government agency securities pledged as collateral by counterparties in connection with collateralized financing activity (before FIN 41 netting). The Company's total holdings of U.S. government securities were $189.4 billion or 63% of the Company's total assets, before FIN 41 netting, at December 31, 2003. Excluding governments, no concentration with a single counterparty exceeded 1% of total assets at December 31, 2003.

(Dollars in millions)

9. Fair Value Information

At December 31, 2003, substantially all of the Company's assets and liabilities were carried at either market or fair value or at amounts which approximate such values. Assets and liabilities recorded at market or fair value include cash and cash equivalents, financial instruments owned, and financial instruments sold, not yet purchased. Assets and liabilities recorded at contractual amounts that approximate market or fair value include collateralized short-term financing agreements, receivables, short-term borrowings, payables and accrued liabilities, and subordinated indebtedness. The market values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates.

10. Related Party Balances

The Company has entered into related party transactions with affiliates, including Citigroup and certain of its subsidiaries. These transactions include cash accounts, margin accounts, collateralized financing agreements, receivables and payables, securities and underwriting transactions, derivative trading, charges for operational support, and the borrowing and lending of funds. These balances result from related party transactions that are generally conducted at prices equivalent to prices for transactions conducted at arm's length with unrelated third parties. Amounts charged for operational support represent an allocation of costs. At December 31, 2003, assets and liabilities with related parties consist of the following:

Assets:	
Cash and cash equivalents	$ 248
Collateralized short-term financing agreements:	
Securities purchased under agreements to resell	9,646
Deposits paid for securities borrowed	3,978
Contractual commitments	416
Receivables:	
Customer	636
Brokers, dealers and clearing organizations	1,003
Other	171
Liabilities:	
Short-term borrowings	$16,279
Collateralized short-term financing agreements:	
Securities sold under agreements to repurchase	11,499
Deposits received for securities loaned	9,368
Contractual commitments	534
Payables and accrued liabilities:	
Customers	3,804
Brokers, dealers and clearing organizations	1,331
Other	424
Notes payable to CGMHI	696
Subordinated indebtedness to CGMHI	6,245

(Dollars in millions)

Note 11. Securitizations and Variable Interest Entities

During 2003, the Company and its affiliates securitized various types of assets including commercial and residential mortgages, high yield bonds, agency, and corporate securities and municipal bonds. Proceeds from these securitizations were approximately $29 billion in 2003.

To a limited extent, the Company also retains interests in these securitizations for which the Company was the securitizer. Such retained positions are carried at fair value with the changes in fair value reported in earnings. As of December 31, 2003, the largest portion of these retained positions was in securitizations of mortgage loans, agency mortgage securities and collateralized debt obligations which totaled $3.6 billion. The key assumptions used in estimating the fair value of these retained interests were:

Commercial Mortgages

December 31,	2003
Discount Rate	2%-9%

Residential Mortgages

December 31,	2003
Discount Rate	2%-81%
Expected Prepayment Rate	8%-48%
Anticipated Credit Loss	0%-80%

Agency Securities

December 31,	2003
Discount Rate	2%-56%
Expected Prepayment Rate	8%-29%

Collateralized Debt Obligations

December 31,	2003
Discount Rate	0.4%-10%
Recovery Rate	30%- 70%

(Dollars in millions)

The impact of altering, on a pre-tax basis, each of the assumptions to assumptions that are 10% and 20% less favorable and do not include the impact of hedges that the Company has in place, is as follows:

Commercial Mortgages

	10%	20%
Discount Rate	$0.3	$0.6

Residential Mortgages

	10%	20%
Discount Rate	$12.2	$20.5
Expected Prepayment Rate	$ -	$ 0.5
Anticipated Credit Loss	$ 1.6	$ 2.1

Agency Securities

	10%	20%
Discount Rate	$33.5	$65.7
Expected Prepayment Rate	$ 0.2	$ 0.3

Collateralized Debt Obligations

	10%	20%
Discount Rate	$5.1	$10.1
Recovery Rate	$ -	$ -

Variable Interest Entities

The Company has significant variable interests in certain other VIEs that are not consolidated because the Company is not the primary beneficiary. These include collateralized debt obligations ("CDOs"), structured finance transactions, and various investment funds and are explained in the paragraphs which follow.

The Company packages and securitizes assets purchased in the financial markets in order to create new security offerings, including arbitrage CDOs and synthetic CDOs for institutional clients and retail customers, that match the clients' investment needs and preferences. Typically, these instruments diversify investors' risk to a pool of assets as compared with investments in an individual asset. The VIEs, which are issuers of CDO securities, are generally organized as limited liability corporations. The Company typically receives fees for structuring and/or distributing the securities sold to investors. In some cases, the Company may repackage the investment with higher rated debt CDO securities or U. S. Treasury securities to provide a greater or a very high degree of certainty, respectively, of the return of invested principal. A third-party manager is typically retained by the VIE to select collateral for inclusion in the pool and then actively manage it, or, in other cases, only to manage work-out credits. At December 31, 2003, such transactions involved VIEs with approximately $8.0 billion in assets.

The Company packages and securitizes assets purchased in the financial markets or from clients in order to create new security offerings and financing opportunities for institutional and private bank clients as well as retail customers, including hedge funds, mutual funds, unit investment trusts, and other investment funds that match the clients' investment needs and preferences. These transactions include investment vehicles and other structured transactions. At December 31, 2003, such transactions involved VIEs with approximately $6.1 billion in assets.

As previously mentioned, the Company may have an ownership interest in certain VIEs. Although actual losses are not expected to be material, the Company's maximum exposure to loss as a result of its involvement with VIEs that are not consolidated was $465 at December 31, 2003. For this purpose, maximum exposure is considered to be the amount invested by the Company in securities issued by the VIEs.

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

To the Board of Directors and Stockholder of
Citigroup Global Markets Inc. and Subsidiaries:

In planning and performing our audit of the consolidated financial statements of Citigroup Global Markets Inc. (formerly Salomon Smith Barney Inc.) and Subsidiaries (the "Company") (an indirect wholly-owned subsidiary of Citigroup Global Markets Holdings Inc.) (formerly Salomon Smith Barney Holdings Inc.) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding customer and firm assets, including securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC") (collectively, the "Commissions"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in the following:

1. Making the periodic computations of aggregate debits and net capital under SEC Rule 17a-3(a)(11) and the reserve required by SEC Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by SEC Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by SEC Rule 15c3-3;

5. Making the periodic computations of minimum financial requirements pursuant to CFTC Regulation 1.17;

6. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and

7. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. SEC Rule 17a-5(g) and CFTC Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities and customer and firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the CFTC, the National Futures Association, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 20, 2004